1st United Bancorp, Inc.

One North Federal Highway

Boca Raton, FL 32463

October 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	1st United Bancorp, Inc. (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (333-191990)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-191990), that was initially filed with the Commission on October 30, 2013 on Form S-3 and amended by pre-effective amendment on November 6, 2013 (the “Registration Statement”). The Registration Statement was declared effective on November 8, 2013.

On October 31, 2014, pursuant to an Agreement and Plan of Merger, dated as of May 7, 2014 (the “Merger Agreement”), by and between the Registrant and Valley National Bancorp, a New Jersey corporation (“Valley”), the Registrant merged with and into Valley with Valley as the surviving entity. As a result, the Registrant has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Valley.

If you have any questions with respect to this matter, please contact Michael V. Mitrione or David C. Scileppi of Gunster at (561) 650-0553 or (954) 713-6433, respectively. Thank you for your assistance in this matter.

Very truly yours,

1st United Bancorp, Inc.

By:	/s/ John Marino
John Marino
President and Chief Financial Officer